Exhibit 1

FOR IMMEDIATE RELEASE	12 June, 2013

■	Reported revenues for first four months up almost 7% at £3.445 billion
■	Reported revenues for first four months in dollars up over 4% at $5.315 billion and in euros up over 4% at €4.042 billion
■	Constant currency revenues up over 5%
■	Like-for-like revenues up well over 2% in first four months
■	First four months profits and operating margin above budget and ahead of last year
■	“Flash”[1] like-for-like revenue figures for May in line with first four months

The following statement was made by the Chairman at the Company’s 41st Annual General Meeting held in London at noon today:

“First, a few comments on current trading.

In the first four months of 2013, reported revenues were up 6.7% at £3.445 billion. Revenues in constant currency were up 5.4%, reflecting the weakness of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 2.3% compared with the same period last year, an improvement over the first quarter of this year.

As in the first quarter, the pattern of revenue growth in 2013 is generally similar to the final quarter of 2012, with some improvement in April and with continuing growth across all geographies and all sectors, except public relations and public affairs. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), as in the final quarter of 2012 and first quarter of 2013, continued to be the strongest sectors, with consumer insight revenues and gross margin improving further. The pattern of revenue growth seen in 2012, with slower growth in the mature markets of the United States and Western Continental Europe, has continued, although the United Kingdom continued to “buck” market trends, growing strongly. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe continued to be the strongest, as seen in the first quarter, followed by the United Kingdom. We have just received the “flash” revenue figures for May, which indicate a similar overall like-for-like pattern to the first four months of the year.

Regional review

By region;

North America, with constant currency growth of 1.7% and like-for-like growth of -0.3%, improved in April, with stronger growth in consumer insight and the Group’s healthcare businesses, following a string of recent new business wins. The Group’s advertising and media investment management, public relations and public affairs and branding & identity businesses continue to expand, but at slower rates.

1 Preliminary results for each month are referred to as “flash” results

The United Kingdom, with constant currency growth of 13.5%, was up 5.0% like-for-like, improving substantially in April, with all of the Group’s businesses, particularly advertising and media investment management, consumer insight and direct, digital and interactive, performing strongly.

Western Continental Europe, which remains currently very challenged from a macro economic point of view, also improved in April, with year to date constant currency growth of 3.1% and like-for-like growth of -0.3%, compared with 2.7% and -0.8% respectively in the first quarter. Germany, Italy, the Netherlands and Turkey grew well above the average with Belgium, Denmark, France, Greece, Ireland, Norway, Spain, Switzerland and Portugal tougher, with the continuing effects of the Eurozone crisis still impacting many parts of Western Continental Europe, although we seem to be doing better in this region than industry peers.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth was strongest, with constant currency revenues up 8.6% and like-for-like revenues up 6.8%. Latin America, the BRICs2, the Next 113 parts of Asia Pacific and the CIVETS4 and the MIST5 continued the strong start seen in the first quarter.

Latin America continues to show the strongest growth of all of our sub-regions in the first four months, as it did in the first quarter, with constant currency revenues up 12.0% and like-for-like revenues up 10.4%. Africa improved significantly in April, particularly South Africa, Kenya and Nigeria. The Middle East, with like-for-like growth of over 4% in the first quarter, maintained its momentum in April. In Central and Eastern Europe, like-for-like revenues were up 0.1%, slightly down on the first quarter, with Russia, the Czech Republic and Kazakhstan up strongly, but Hungary, Poland and Slovakia growing slower. Growth in the BRICs, was over 10%, on a like-for-like basis, with Next 11 and CIVETS up almost 11% and almost 17% respectively on the same basis. The MIST was up almost 11%.

Business sector review

By communications services sector and operating brand;

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew 5.1% with like-for-like growth of 3.5%, the strongest performing sector, as it was in the first quarter. Growth in the Group’s media investment management businesses was consistently strong throughout 2012 and this has continued into the first four months of 2013, with April slightly stronger than the first quarter.

[2]	Brazil, Russia, India and China (accounting for over $700 million revenues, including associates, in the first four months and over $2.6 billion in the full year 2012)
[3]

Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran, (accounting for over $240 million revenues, including associates, in the first four months and over $750 million in the full year 2012)

[4]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $275 million revenues, including associates, in the first four months and over $860 million in the full year 2012)
[5]	Mexico, Indonesia, South Korea and Turkey (accounting for over $180 million revenues, including associates, in the first four months and almost $580 million in the full year 2012)

Consumer Insight

On a constant currency basis, consumer insight revenues grew 3.1%, with like-for-like revenues up 1.7% in the first four months, a significant improvement over the first quarter. Gross margin was also up 1.7% on the same basis. In April, the faster growing markets of Latin America and Asia Pacific continued their strong growth, but revenues in North America and the United Kingdom were up over 5% and almost 10% respectively on a like-for-like basis.

Public Relations and Public Affairs

In constant currencies public relations and public affairs revenues were down 1.7% and down 3.2% like-for-like in the first four months, with some improvement in April. North America and Western Continental Europe remain more difficult.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.6%, with like-for-like growth of 3.1% in the first four months. Like-for-like growth in April was well above the monthly average, with the Group’s branding & identity, healthcare and direct, digital and interactive businesses improving over the first quarter.

Operating profitability

In the first four months, profits and operating margins were ahead of budget, the quarter one revised forecast and last year.

As mentioned in the first quarter trading update, our quarter one revised forecasts show that revenues in the balance of the year will grow better than budget, with full year like-for-like revenue growth of over 3% and a slightly stronger second half.

For the remainder of 2013, the focus remains on growing revenues and gross margin faster than the industry average, driven by our leading position in new markets, in new media, in consumer insight, including the application of technology and big data, “horizontality” and creativity. At the same time, we will concentrate on meeting our operating margin objectives, by managing absolute levels of costs and increasing our cost flexibility, in order to adapt our cost structure to significant market changes and ensure that the benefits of the restructuring investments taken in 2012 are realised.

Balance sheet highlights

Average net debt in the first four months of this year was £3.114 billion, compared to £2.795 billion in 2012, at 2013 exchange rates. This represents an increase of £319 million, an improvement compared with the first quarter of this year, and preliminary figures for May show further improvement. The higher average net debt figure continues to reflect the timing of significant recent acquisition payments, particularly AKQA, partly offset by recent relative improvement in levels of working capital. In comparison, at 31 December 2012, net debt was £356 million more than 31 December 2011. Currently, free cash flow amounts to over £1.4 billion, or almost $2.3 billion, in the last twelve months.

In the last 30 days the majority of holders of the company’s £450 million Convertible Bond maturing in June 2014 have exercised their right to convert early, in order to receive the benefit of the upcoming dividend, and as a result, at 7 June, £383 million of convertible debt had been exchanged for 65.1 million shares, reducing the company’s net debt by this amount. This has no impact on the projected fully diluted EPS as both the interest saving from the conversion and the dilution from the new shares are included in such calculations.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight, the Group completed 15 transactions in the first four months; 11 acquisitions and investments were classified in new markets (of which 9 were in new media), 2 in consumer insight, including data analytics and the application of technology, with the balance of 2 driven by individual client or agency needs.

Specifically, in the first four months of 2013, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, Colombia, China, Hong Kong, Indonesia, Myanmar, Philippines and Thailand; in consumer insight in the United States and Myanmar; in public relations and public affairs in China; in direct, digital and interactive in the United States, the United Kingdom, South Africa, Turkey, Argentina, Brazil, Colombia, Uruguay and Australia. Further acquisitions and investments were made in May in advertising and media investment management in China and Thailand and in direct, digital and interactive in the United States.

Return of funds to share owners

In the AGM statement in June 2011, the Board set an objective to increase the dividend pay-out ratio to approximately 40% over time compared to the 2010 ratio of 31%. Having largely achieved the target pay-out ratio of 40%, as indicated in the 2012 Preliminary announcement and the 2013 first quarter Trading Update, your Board will give consideration to the merits of increasing the dividend pay-out ratio from its current level of approximately 40% to between 45% and 50%. Share buy-backs will continue to absorb any share dilution from issues of options or restricted stock, although the Company does have considerable free cash flow to take advantage of anomalies in market values. During the first four months of 2013, 12.6 million shares, or 1.0% of the issued share capital, were purchased at a cost of £132.9 million and an average price of £10.58 per share, with 1.7 million shares being held as Treasury stock and 10.9 million shares held by the ESOP Trusts.

Outlook

Following the Group’s record year in 2012, 2013 has started similarly to the final quarter of 2012, with all geographies and sectors, except public relations and public affairs, growing revenues on a constant currency basis. Like-for-like revenues were up 2.3%, an increase on the first quarter, which seems to have been maintained in May. Our operating companies are still hiring cautiously, with headcount at the end of April lower than the beginning of the year on a like-for-like basis, and responding to any geographic, functional and client changes in revenues – positive or negative. Operating profit is above budget and well ahead of last year.

Concerns globally about the grey swans including the Eurozone crisis, the Middle East, a Chinese or BRICs hard or soft landing and, perhaps, most importantly, dealing with the US deficit, a record $16 trillion of debt and the consequent sequester, continue to make clients reluctant to take further risks, despite record profitability and stronger balances sheets. Clients remain focussed on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets like media and digital, whilst containing or reducing capacity in the slow growth markets, like Western Continental Europe and traditionally-produced newspapers and magazines. Concerns are also starting to build about what may happen to financial markets when loose monetary policy, quantitative easing, for example, in the USA, UK and Japan is reversed and interest rates start to rise, as they must do at some point in time. The crucial question seems to be the speed at which quantitative easing will be withdrawn. All in all, there are enough uncertainties for clients to remain cautious and the focus remains, perhaps unwisely, on cost reduction, rather than revenue stimulation and on liquidity, which explains the recent unrealistic demands for extended payment terms.

The pattern of 2013 looks similar to 2012 and equally demanding, perhaps with slightly increased client confidence balancing the lack of maxi- or mini-quadrennial events. Forecasts of worldwide real GDP growth still hover around 3%, with inflation of 2% giving nominal GDP growth of 5%. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should, as a result, grow at least at a similar rate to nominal GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November did underpin industry growth but not, perhaps, as much as was thought, with client money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics. Both consumers and corporates are likely to remain cautious and risk averse, but corporates should continue to invest in capacity and brands in fast growth markets, and in slow growth markets invest in brands to maintain market share, as they squeeze capacity.

2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and, would you believe, another United States election - the mid-term Congressionals. The first two events will continue to reposition Brazil and Latin America and Russia and Central and Eastern Europe in the World’s mind, just like the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the Continent of Africa - and, possibly, London 2012 did for the UK. Early forecasts of worldwide real GDP growth for 2014 are around 4%, with a slower rate of inflation giving nominal forecasts of 5.5%. If advertising remains at the same percentage of GDP, which looks at least likely, the prospects for the communications industry are set fair.

In addition, it is particularly pleasing to report that further progress was made in Cannes last year by the award, for the second consecutive year since its inception, of the Cannes Lion for the most creative Holding Company. This success was underlined by recently being named Holding Company of the year by the One Show, another leading industry competition.

Investment in brands and talent

My final observation may seem a perverse one: but companies such as WPP, while finding lengthy periods of economic downturn deeply painful, also have cause to be grateful to them.

Despite substantial evidence to the contrary, in the minds of many in business and government, spending on marketing communications remains an almost discretionary activity: to be undertaken when times are good but able to be cut – and cut without penalty - when times turn tough.

But there is now a vast and growing body of evidence that spending on the building and maintenance of brands is as crucial and as valuable to a company’s long-term health as spending on the purchase and maintenance of capital equipment.

For the best part of a century now, periodic tough times have been ruthlessly putting this belief to the test. And from every single challenge, without exception, marketing communications have emerged with credit. Those companies that have kept the faith and maintained their marketing investment have consistently emerged from recessionary times having made relative gains. And those who chose to believe that such expenditure was discretionary - and could be painlessly cut - not only emerged the weaker but remained so for a great many years thereafter.

I remind us of this indisputable truth not least for the benefit of the 165,000 people who work for WPP’s operating companies.

When we look back at our performance for the year 2012, our success can be attributed entirely to their individual skills and talents. And for that, on behalf of our board and our share owners, I take great pleasure in thanking them. But I would also like them to know that, by contributing as they have not just to the success of our clients but also to their ability to weather some extremely stormy conditions, they have made a massive difference to the lives of many millions of others. We are not the only group of people to be greatly in their debt.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.